SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended March 31, 2003

Commission File No.: 001-8833

HealthStream, Inc.

Employee Stock Purchase Plan
(Full title of plan)

HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

Report of Independent Auditors
Statements of Financial Condition
Statements of Income and Changes in Plan Equity
Notes to Financial Statements
SIGNATURE
EXHIBIT INDEX
EX-23 CONSENT OF ERNST & YOUNG LLP
EX-99.1 SARBANES CEO CERTIFICATION
EX-99.2 SARBANES CFO CERTIFICATION

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Auditors	1
Statements of Financial Condition as of March 31, 2003 and 2002	2
Statements of Income and Changes in Plan Equity for the years ended March 31, 2003 and 2002 and the period April 10, 2000 (date of inception) to March 31, 2001	3
Notes to Financial Statements	4
Signature	7
Exhibit Index	E-1
Exhibit 23 – Consent of Independent Auditors	E-2
Exhibit 99.1 – Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-3
Exhibit 99.2 – Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-4

Report of Independent Auditors

Compensation Committee of the Board of Directors
HealthStream, Inc. Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the HealthStream, Inc. Employee Stock Purchase Plan as of March 31, 2003 and 2002 and the related statements of income and changes in plan equity for the years ended March 31, 2003 and 2002 and the period April 10, 2000 (date of inception) to March 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the HealthStream, Inc. Employee Stock Purchase Plan at March 31, 2003 and 2002 and the changes in income and plan equity for the years ended March 31, 2003 and 2002 and the period April 10, 2000 (date of inception) to March 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Nashville, Tennessee
May 15, 2003

HealthStream, Inc. Employee Stock Purchase Plan

Statements of Financial Condition

March 31,

	2003	2002

Assets
Receivable from HealthStream, Inc.	$—	$—

Liabilities
Obligations to purchase HealthStream, Inc. common stock	—	—
Plan equity	—	—

Total liabilities and Plan equity	$—	$—

See accompanying notes.

HealthStream, Inc. Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

			Period from
			April 10, 2000
	Years Ended		(date of
			inception) to
	March 31, 2003	March 31, 2002	March 31, 2001

Participant contributions	$54,466	$61,738	$143,029
Purchases of HealthStream, Inc. common stock	(38,029)	(38,006)	(56,956)
Withdrawals	(13,054)	(17,000)	(43,840)
Amounts refunded to Plan participants	(3,383)	(6,732)	(42,233)

Net change in Plan equity	—	—	—
Plan equity at beginning of period	—	—	—

Plan equity at end of period	$—	$—	$—

See accompanying notes.

HealthStream, Inc. Employee Stock Purchase Plan

Notes to Financial Statements

March 31, 2003

1. Description of the Plan

The following is a brief description of the HealthStream, Inc. Employee Stock Purchase Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

In February 2000, the Board of Directors of HealthStream, Inc. (the “Company”) adopted the Plan. The Plan was effective beginning with the initial public offering of HealthStream, Inc. common stock on April 10, 2000. In connection with the Plan, 1,000,000 shares of the Company’s common stock have been reserved for issuance.

Plan Year

The Plan year begins on the first trading day of HealthStream, Inc. common stock or April 1st and ends on March 31st. HealthStream, Inc. common stock is traded on the NASDAQ National Market under the symbol “HSTM.”

Eligibility

Substantially all regular employees of the Company and its subsidiaries are eligible to participate in the Plan upon completion of 30 days of employment prior to the beginning of each Plan year.

An employee may choose to withdraw from the Plan at any time up to 15 days prior to the end of the Plan year. Participants that terminate employment with the Company prior to the end of the Plan year are not eligible to remain in the Plan. Upon termination or withdrawal, any accumulated contributions are returned to the employee.

Contributions

The Plan permits eligible employees to contribute not less than $50 per month and not more than 15% of wages and salary through regular payroll deductions on an after tax basis. Employees are also allowed to make one lump sum contribution during each Plan year. In addition to the above limits, the number of shares of the Company’s common stock acquired by each individual participant is limited to 2,500 shares per Plan year and the fair market value of the stock acquired through the Plan cannot exceed $25,000 in one calendar year as dictated by the Internal Revenue Code Section 423.

The Company holds participant contributions until the end of the Plan year, at which time common stock of the Company is purchased and distributed to the contributing participants. All funds held by the Company under the Plan are included in the general assets of the Company.

HealthStream, Inc. Employee Stock Purchase Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received 30 days prior to the beginning of the Plan year.

Stock Purchase Provisions

On the first day of each Plan year (the first trading day or April 1st), participants in the Plan are granted the option to purchase shares of the Company’s common stock from the Company. On the last day of each Plan year (March 31st), the Company uses participant contributions, net of refunds for excess contributions, to purchase shares of the Company’s common stock for the participant. Such stock is immediately transferred into a brokerage account in the participant’s name. Contributions that exceed the Plan provisions or the Internal Revenue Code limits may either be refunded to participants or rolled over to the next Plan year. The purchase price per share to the participant is equal to 85% of the market value, as defined in the Plan, of the Company’s common stock on the first or last day of the Plan year, whichever amount is lower.

At March 31, 2003, the last trading day prior to the Plan year end, the Company’s closing stock price was $1.00 per share as compared to a closing stock price on April 1, 2002, the beginning of the Plan year, of $1.31 per share. Accordingly, the Plan, on behalf of the participants, purchased 44,740 shares of the Company’s common stock at $0.85 per share (85% of $1.00) on April 1, 2003 with an effective date of March 31, 2003. 35,770 shares were purchased at $1.0625 per share (85% of $1.25) on April 1, 2002 with an effective date of March 31, 2002, and 53,606 shares were purchased at $1.0625 per share on April 2, 2001 with an effective date of March 31, 2001.

There are 865,884 shares remaining available for issuance under the Plan.

Plan Termination

The Board of Directors of the Company may terminate the Plan at any time. In the event that a termination were to occur, any stock purchase transactions in process at the time of such termination could not be modified or canceled without the written consent of the participants.

HealthStream, Inc. Employee Stock Purchase Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in income and Plan equity during the reporting period. Actual results may differ from those estimates and the differences could be material.

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which consists of three non-employee directors.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

3. Income Tax Status

The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 (the “Code”). Issuance of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) of the HealthStream, Inc. Employee Stock Purchase Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHSTREAM, INC. EMPLOYEE STOCK PURCHASE PLAN
	By:	Arthur E. Newman

Date: May 29, 2003	By:	/s/ Arthur E. Newman
	Name:	Arthur E. Newman
	Title:	Chief Financial Officer

HEALTHSTREAM, INC. EMPLOYEE STOCK PURCHASE PLAN

EXHIBIT INDEX

23	Consent of Independent Auditors

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

E-1